

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2019

Rajendra Ketkar
President and Chief Executive Officer
Arcadia Biosciences, Inc.
202 Cousteau Place
Suite 105
Davis, CA 95618

> **Re: Arcadia Biosciences, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 27, 2018**
> **File No. 333-229047**

Dear Mr. Ketkar:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Dana Brown at 202-551-3859 with any questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure